Notice of Convocation of the 112th Ordinary General Shareholders’ Meeting

Date and time:

10:00 a.m., Wednesday, June 15, 2016

Venue:

Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2016 (April 1, 2015 through March 31, 2016) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements.

Resolutions:

Proposed Resolution 1:

Election of 11 Members of the Board of Directors

Proposed Resolution 2:

Election of 1 Substitute Audit & Supervisory Board Member

Proposed Resolution 3:

Payment of Bonuses to Members of the Board of Directors

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

< Toyota Global Vision >

Toyota will lead the way to the future of mobility,

enriching lives around the world with the safest

and most responsible ways of moving people.

Through our commitment to quality,

constant innovation and respect for the planet,

we aim to exceed expectations

and be rewarded with a smile.

We will meet challenging goals by engaging the

talent and passion of people,

who believe there is always a better way.

Table of Contents

To Our Shareholders	2
Notice of Convocation	3
Reference Documents	5

(Attachment to the Notice of Convocation of the 112th Ordinary General Shareholders’ Meeting)
Business Report	15
1. Outlook of Associated Companies	15
2. Status of Shares	26
3. Status of Stock Acquisition Rights, Etc.	27
4. Status of Members of the Board of Directors and Audit & Supervisory Board Members	28
5. Status of Accounting Auditor	32
6. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of such Systems	33
Consolidated Financial Statements	42
Unconsolidated Financial Statements	50
Independent Auditor’s Report and Audit & Supervisory Board’s Report	61
Toyota Q&A	66
Financial Highlights	69

I would like to express our gratitude for your ongoing support and understanding of our company.

We wish to continue growing sustainably, like a tree adding annual growth rings, in order to ensure that we meet the expectations of the shareholders who support our company and give them every reason to continue holding our company’s shares.

We have developed an automobile design framework from the ground up to launch the new Prius, a vehicle that materializes our desire to “manufacture ever-better cars” and delivers not only heightened environmental friendliness but also vastly enhanced basic performance on points such as driving pleasure and riding comfort, as the first model under the “Toyota New Global Architecture (TNGA).” We will continue to promote these efforts under the TNGA while strengthening our competitiveness through simple, streamlined and innovative Monozukuri (manufacturing) and human resource development. We will also make headway in our efforts to take on new challenges for the future by pursuing measures under the “Toyota Environmental Challenge 2050” to promote the popularization of hybrid vehicles and fuel cell vehicles and reduce the levels of carbon dioxide emissions in production processes while developing automated driving technology toward the coexistence of safety, peace of mind and a driving experience of “Fun to Drive.” Through these efforts, we will strive to realize a future mobile society where people will continue loving automobiles for the next hundred years. We will also make initiatives for “enriching lives of communities” in unison with local residents through various activities that contribute to society such as projects to assist with the reconstruction from the Great East Japan Earthquake.

With regard to our consolidated financial results for FY2016, consolidated net revenue was 28,403.1 billion yen and consolidated net income was 2,312.6 billion yen. We have determined to pay a year-end dividend of 110 yen per share of common stock. This, combined with the interim dividend of 100 yen per share of common stock, will result in a total annual dividend of 210 yen per share of common stock for FY2016. In addition, we have decided to repurchase treasury stock as a measure for returning profits to shareholders.

We will provide our customers with a steady succession of new automobiles they can drive with “pleasure and smiles,” sending each and every member of our global workforce of 340,000 employees out to the batter’s box to take on the challenge of “manufacturing ever-better cars.” We look forward to your ongoing support.

(Securities Code 7203)

May 25, 2016

To All Shareholders:

President Akio Toyoda

TOYOTA MOTOR CORPORATION

1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of the 112th Ordinary General Shareholders’ Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Dear Shareholder,

Please refer to the following for information about the upcoming the 112th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of Toyota Motor Corporation (“TMC”). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 p.m.) on Tuesday, June 14, 2016 (Japan Time). Thank you very much for your cooperation.

1. Date and time:	10:00 a.m., Wednesday, June 15, 2016

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

    Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2016 (April 1, 2015 through March 31, 2016) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements.

    Resolutions:

Proposed Resolution 1:	Election of 11 Members of the Board of Directors
Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member
Proposed Resolution 3:	Payment of Bonuses to Members of the Board of Directors

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Notes

You are kindly requested to review the Reference Documents and exercise your voting rights.

You can exercise your voting rights by any of the following three methods.

By attending the meeting Date and time of the meeting: 10:00 a.m., June 15, 2016 (Japan Time)	By postal mail Deadline for exercise: Your ballot must reach us by post no later than 5:30 p.m. on June 14, 2016 (Japan Time).	Via the Internet Deadline for exercise: Enter your vote by no later than 5:30 p.m. on June 14, 2016 (Japan Time).

(1)	Points to note when attending the meeting

-	If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.

You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.

-	Roads around the venue will be crowded on the day of the General Shareholders’ Meeting, especially immediately before the start time. You are kindly advised to arrive early at the venue.

-	Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.

-	Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders.

Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies.

(2)	Split Voting

-	If you intend to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.

(3)	Matters to be disclosed via the Internet

-

If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s Web site (http://www.toyota.co.jp/jpn/investors/).

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Election of 11 Members of the Board of Directors

All Members of the Board of Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 11 Members of the Board of Directors be elected. The candidates for the position of Member of the Board of Directors are as follows:

Following are the nominees

No.	Name (birth date) No. and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
1	Takeshi Uchiyamada (8/17/1946) 47,539 common shares Reappointed	Chairman of the Board of Directors	Apr.	1969	Joined TMC
			Jun.	1998	Member of the Board of Directors of TMC
			Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2012	Vice Chairman of TMC
			Jun.	2013	Chairman of TMC (to present)
			(important concurrent duties)
			Senior Executive of TOYOTA CENTRAL R&D LABS., INC.

2	Akio Toyoda (5/3/1956) 4,650,275 common shares Reappointed	President, Member of the Board of Directors	Apr.	1984	Joined TMC
			Jun.	2000	Member of the Board of Directors of TMC
			Jun.	2002	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2009	President of TMC (to present)
			(important concurrent duties)
			Chairman and CEO of Toyota Motor North America, Inc.
			Chairman of Nagoya Grampus Eight Inc.
			Chairman of TOWA REAL ESTATE Co., Ltd.

No.	Name (birth date) No. and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
3	Nobuyori Kodaira (3/18/1949) 26,800 common shares Reappointed	Executive Vice President, Member of the Board of Directors - Chief Risk Officer	Apr.	1972	Joined Ministry of International Trade and Industry
			Jul.	2004	Director-General, Agency for Natural Resources and Energy
			Jul.	2006	Retired from Director-General, Agency for Natural Resources and Energy
			Aug.	2008	Advisor of TMC
			Jun.	2009	Managing Officer of TMC
			Jun.	2010	Senior Managing Director of TMC
			Jun.	2011	Member of the Board of Directors and Senior Managing Officer of TMC
			Jun.	2012	Executive Vice President of TMC (to present)
			(important concurrent duties)
			Director of KDDI Corporation
			Audit & Supervisory Board Member of AICHI STEEL CORPORATION

4	Mitsuhisa Kato (3/2/1953) 13,750 common shares Reappointed	Executive Vice President, Member of the Board of Directors - Frontier Research Center (Chief Officer)	Apr.	1975	Joined TMC
			Jun.	2004	Managing Officer of TMC
			Jun.	2006	Toyota Technocraft Co., Ltd. President
			Jun.	2006	Advisor of TMC
			Jun.	2007	Retired from Advisor of TMC
			Jun.	2010	Retired from Toyota Technocraft Co., Ltd. President
			Jun.	2010	Senior Managing Director of TMC
			Jun.	2011	Senior Managing Officer of TMC
			Jun.	2012	Executive Vice President of TMC (to present)
			(important concurrent duties)
			Director of Toyota Boshoku Corporation
			Audit & Supervisory Board Member of Aisin Seiki Co., Ltd.
			Director of Daihatsu Motor Co., Ltd.
			Director of Toyota Industries Corporation
			Director of Hino Motors, Ltd.
			Representative Director of GENESIS RESERCH INSTITUTE, INC.
			Senior Executive Chairman of TOYOTA CENTRAL R&D LABS., INC.

No.	Name (birth date) No. and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
5	Takahiko Ijichi (7/15/1952) 30,800 common shares Reappointed	Executive Vice President, Member of the Board of Directors - Chief Financial Officer - Sales Financial Business - Purchasing	Apr.	1976	Joined TMC
			Jun.	2004	Managing Officer of TMC
			Jun.	2008	Senior Managing Director of TMC
			Jun.	2011	Member of the Board of Directors and Senior Managing Officer of TMC
			Jun.	2013	Advisor of TMC
			Jun.	2013	Director and President of TOWA REAL ESTATE Co., Ltd.
			Jun.	2015	Retired from Advisor of TMC
			Jun.	2015	Executive Vice President of TMC (to present)
			Jun.	2015	Retired from Director and President of TOWA REAL ESTATE Co., Ltd.
			(important concurrent duties)
			Audit & Supervisory Board Member of TOKAI RIKA CO., LTD.
			Audit & Supervisory Board Member of Toyota Industries Corporation

6	Didier Leroy (12/26/1957) 2,000 common shares Reappointed	Executive Vice President, Member of the Board of Directors - Toyota No. 1 (President) - Chief Competitive Officer	Apr.	1982	Joined Renault S.A.
			Aug.	1998	Retired from Renault S.A.
			Sep.	1998	Joined Toyota Motor Manufacturing France S.A.S.
			Sep.	1998	Toyota Motor Manufacturing France S.A.S. Vice President
			Jan.	2005	Toyota Motor Manufacturing France S.A.S. President
			Jun.	2007	Managing Officer of TMC
			Jul.	2007	Toyota Motor Europe NV/SA Executive Vice President
			Jul.	2009	Toyota Motor Manufacturing France S.A.S. Chairman
			Jun.	2010	Toyota Motor Europe NV/SA President
			Jul.	2010	Retired from Toyota Motor Manufacturing France S.A.S. Chairman
			Apr.	2011	Toyota Motor Europe NV/SA President and CEO
			Apr.	2012	Senior Managing Officer of TMC
			Apr.	2015	Toyota Motor Europe NV/SA Chairman (to present)
			Jun.	2015	Executive Vice President of TMC (to present)
			(important concurrent duties)
			Chairman of Toyota Motor Europe NV/SA
			Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.
			Vice Chairman of Toyota Motor North America, Inc.

No.	Name (birth date) No. and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
7	Shigeki Terashi (2/16/1955) 20,700 common shares Reappointed	Executive Vice President, Member of the Board of Directors - Strategic Top Executive Meeting Office (Secretary General) - Global Audit Div. (Chief Officer) - Corporate Strategy Div. (Chief Officer) - Research Div. (Chief Officer) - Quality	Apr.	1980	Joined TMC
			Jun.	2008	Managing Officer of TMC
			Jun.	2008	Toyota Motor Engineering & Manufacturing North America, Inc. Executive Vice President
			May	2011	Toyota Motor Engineering & Manufacturing North America, Inc. President and COO
			Apr.	2012	Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2012	Toyota Motor North America, Inc. President and COO
			Apr.	2013	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2013	Retired from Toyota Motor North America, Inc. President and COO
			Apr.	2013	Senior Managing Officer of TMC
			Jun.	2013	Member of the Board of Directors and Senior Managing Officer of TMC
			Jun.	2015	Executive Vice President of TMC (to present)

8	Shigeru Hayakawa (9/15/1953) 18,000 common shares Reappointed	Member of the Board of Directors, Senior Managing Officer - External Affairs & Public Affairs Group (Chief Officer) - Chief Communications Officer	Apr.	1977	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2007	Managing Officer of TMC
			Sep.	2007	Toyota Motor North America, Inc. President
			Jun.	2009	Retired from Toyota Motor North America, Inc. President
			Apr.	2012	Senior Managing Officer of TMC
			Jun.	2015	Member of the Board of Directors and Senior Managing Officer of TMC (to present)
			(important concurrent duties)
			Representative Director of Institute for International
			Economic Studies

No.	Name (birth date) No. and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
9	Ikuo Uno (1/4/1935) 0 shares Reappointed Outside / Independent	Member of the Board of Directors	Mar.	1959	Joined Nippon Life Insurance Company
			Jul.	1986	Director of Nippon Life Insurance Company
			Mar.	1989	Managing Director of Nippon Life Insurance Company
			Mar.	1992	Senior Managing Director of Nippon Life Insurance Company
			Mar.	1994	Vice President of Nippon Life Insurance Company
			Apr.	1997	President of Nippon Life Insurance Company
			Apr.	2005	Chairman of Nippon Life Insurance Company
			Apr.	2011	Director and Advisor of Nippon Life Insurance Company
			Jul.	2011	Advisor of Nippon Life Insurance Company
			Jun.	2013	Member of the Board of Directors of TMC (to present)
			Jul.	2015	Honorary Advisor of Nippon Life Insurance Company (to present)

(important concurrent duties)

Honorary Advisor of Nippon Life Insurance Company

Outside Director of FUJI KYUKO CO., LTD.

External Auditor of Odakyu Electric Railway Co., Ltd.

External Audit & Supervisory Board Member of Tohoku Electric Power Co., Inc.

Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

10	Haruhiko Kato (7/21/1952) 0 shares Reappointed Outside / Independent	Member of the Board of Directors	Apr.	1975	Joined Ministry of Finance
			Jul.	2007	Director-General of the Tax Bureau, Ministry of Finance
			Jul.	2009	Commissioner of National Tax Agency
			Jul.	2010	Retired from Commissioner of National Tax Agency
			Jan.	2011	Senior Managing Director of Japan Securities Depository Center, Inc.
			Jun.	2011	President of Japan Securities Depository Center, Inc.
			Jun.	2013	Member of the Board of Directors of TMC (to present)
			Jul.	2015	President and CEO of Japan Securities Depository Center, Inc. (to present)
			(important concurrent duties) President and CEO of Japan Securities Depository Center, Inc. Outside Director of Canon Inc.

No.	Name (birth date) No. and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
11	Mark T. Hogan (5/15/1951) 0 shares Reappointed Outside / Independent	Member of the Board of Directors	Sep.	1973	Joined General Motors Corporation
			Aug.	2002	Group Vice President of General Motors Corporation
			Aug.	2004	Retired from Group Vice President of General Motors Corporation
			Sep.	2004	President of Magna International Inc.
			Dec.	2007	Retired from President of Magna International Inc.
			Jan.	2008	President and CEO of The Vehicle Production Group LLC
			Feb.	2010	Retired from President and CEO of The Vehicle Production Group LLC
			Mar.	2010	President of Dewey Investments LLC (to present)
			Jun.	2013	Member of the Board of Directors of TMC (to present)
					(important concurrent duties)
					President of Dewey Investments LLC

Notes:

1.	The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting.
2.	Matters related to the candidates to become Outside Members of the Board of Directors are as follows:
(1)

Mr. Ikuo Uno, Mr. Haruhiko Kato, and Mr. Mark T. Hogan are candidates to become Outside Members of the Board of Directors. Each of them is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of their re-election pursuant to this Proposed Resolution, TMC plans to maintain such registration.

(2)	Reasons for their nomination as candidates to become Outside Members of the Board of Directors:
•

Mr. Ikuo Uno has played an active part as an executive at Nippon Life Insurance Company over a number of years and possesses a wide range of knowledge and a wealth of experience in risks relating to business, investment and management among many industries. As we expect him to make use of this knowledge and experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Member of the Board of Directors. Since assuming office as an Outside Member of the Board of Directors of TMC, he has actively expressed his opinions about issues on organizational operations from the viewpoint of sustainable growth of TMC based on his deep insight and knowledge regarding financial and capital markets. He has also played an important role as an Outside Member of the Board of Directors by advising the company on the formation of management guidelines on human resource development and response measures to business risks of TMC.

•

Mr. Haruhiko Kato has served as Director-General of the Tax Bureau of the Ministry of Finance, Commissioner of the National Tax Agency, and has also held various other prominent positions in management of public finance of Japan, gaining a wealth of experience and highly specialized knowledge. He also has management experience with Japan Securities Depository Center, Inc.

As we expect him to make use of this knowledge and experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Member of the Board of Directors. Since assuming office as an Outside Member of the Board of Directors of TMC, he has played an important role as an Outside Member of the Board of Directors by demonstrating his opinion and guidance from external, managerial and objective viewpoints on financial issues and operational risk management based on his highly specialized knowledge about financial and capital markets and finance.

•

Mr. Mark T. Hogan has management experience in automotive-related companies, including General Motors Corporation. He also has served as an advisory board member for the Company regarding management issues. As we expect him to make use of this experience for the management strategy of the Company, we nominate him as a candidate to continue as an Outside Member of the Board of Directors. Since assuming office as an Outside Member of the Board of Directors of TMC, he has played an important role as an Outside Member of the Board of Directors by expressing many opinions on business strategy and marketing corresponding to market trends based on his deep knowledge about the automotive market in the Americas.

(3)

Panasonic Corporation, during Mr. Ikuo Uno’s period of service as an Outside Director, was fined by the European Commission (in December 2011) due to violations of antitrust laws in the refrigerator compressor business. Panasonic Corporation also agreed with the United States Department of Justice (in July 2013) and the Canadian Competition Bureau (in February 2014) to pay penalties due to violations of antitrust laws in the automobile parts business for certain customers. While Mr. Uno was unaware of all such violations until they were revealed, he consistently sought to ensure that business operations were conducted in compliance with applicable laws through his execution of his duties as a director. After the violations were disclosed, he confirmed the contents of the actions taken by the company to prevent recurrences.

(4)	Outline of limited liability agreements

TMC has entered into limited liability agreements with Mr. Ikuo Uno, Mr. Haruhiko Kato, and Mr. Mark T. Hogan to limit the amount of their liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of their re-election pursuant to this Proposed Resolution, TMC plans to continue such agreements with them.

(5)	Mr. Mark T. Hogan has received remunerations from Toyota Motor North America, Inc., an affiliate of TMC, as an advisor for the past two years, which he will continue to receive in the future as well.

(6)	Number of years as Outside Member of the Board of Directors of TMC since assumption of office (as of the conclusion of this General Shareholders’ Meeting)

Mr. Ikuo Uno	3 years
Mr. Haruhiko Kato	3 years
Mr. Mark T. Hogan	3 years

Proposed Resolution 2: Election of 1 Substitute Audit & Supervisory Board Member

In order to be prepared in the event that TMC lacks the number of Audit & Supervisory Board Members and it becomes less than that required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate to become a Substitute Audit & Supervisory Board Member is as below.

This proposal is made to elect a substitute for either Ms. Yoko Wake, Mr. Teisuke Kitayama or Mr. Hiroshi Ozu, all of whom are currently Outside Audit & Supervisory Board Members. In the event he becomes an Audit & Supervisory Board Member, his term of office shall be the remaining part of his predecessor’s term. This resolution shall be effective until the commencement of the next Ordinary General Shareholders’ Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board.

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following is the nominee

No.	Name (birth date) No. of TMC shares owned	Position	Brief career summary and important concurrent duties
1	Ryuji Sakai (8/7/1957) 0 shares Reappointed	Substitute Audit & Supervisory Board Member	Apr. 1985	Registered as attorney Joined Nagashima & Ohno
			Sep. 1990	Worked at Wilson Sonsini Goodrich & Rosati (located in U.S.)
			Jan. 1995	Partner, Nagashima & Ohno
			Jan. 2000	Partner, Nagashima Ohno & Tsunematsu (to present)
(important concurrent duties)
Attorney
Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd.
Outside Audit & Supervisory Board Member of Tokyo Electron Limited

Notes:

1.	The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting.
2.	Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:
(1)	Mr. Ryuji Sakai is a candidate to become a Substitute Outside Audit & Supervisory Board Member.
(2)	Reasons for his nomination as a candidate to become a Substitute Outside Audit & Supervisory Board Member:
•

Mr. Ryuji Sakai has not been directly involved in the management of corporations, but he possesses a wealth of experience and highly specialized knowledge acquired through his long years of activities mainly related to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other international transactions, and advisory services on various legal matters such as antitrust law, intellectual property rights, capital raising and M&A. As we expect him to adequately execute his duties as an Outside Audit & Supervisory Board Member with this knowledge and experience, we hereby nominate him as a candidate to become a Substitute Outside Audit & Supervisory Board Member.

(3)	Outline of limited liability agreement

Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, TMC will enter into a limited liability agreement with him to limit the amount of his liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

(4)

Kobayashi Pharmaceutical Co., Ltd., a company where Mr. Ryuji Sakai has served as an Outside Audit & Supervisory Board Member since June 2005, was involved in July 2011 in a case where a person in charge of development in one of its subsidiaries included data different from that produced through actual examinations in certain portions of application-for-approval materials for products (two products) developed in-house for medical institutions. Because of this, Kobayashi Pharmaceutical Co., Ltd. received a business suspension order for a period of 10 days. While Mr. Ryuji Sakai had been providing advice as appropriate concerning the importance of compliance with laws and regulations and how to thoroughly achieve such compliance at the Board of Directors’ meetings and the Audit & Supervisory Board meetings of the company, he was unaware of the facts of this incident until they were reported to him. Since the revelation of the facts, he has discharged his duties responsibly by strongly pressing for the establishment of measures to prevent recurrences and by conducting a hearing with the investigation committee of the subsidiary to investigate the causes of the case. At the same time, he has actively given advice in the company’s discussions to deliberate on the actions taken by the company to prevent recurrences.

Proposed Resolution 3: Payment of Bonuses to Members of the Board of Directors

In consideration of the results for FY2016 and other factors, the 9 Members of the Board of Directors (excluding Outside Members of the Board of Directors) in office as of the end of FY2016 will be paid a total amount of 1,105,580,000 yen as Bonuses.

Attachment to the Notice of Convocation of the 112th Ordinary General Shareholders’ Meeting

Business Report (Fiscal Year under review: April 1, 2015 through March 31, 2016)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2016

Reviewing the general economic environment for the fiscal year ended March 2016 (“FY2016”), with respect to the world economy, the U.S. economy has seen ongoing recovery mainly due to steady progress of personal consumption, and the European economy has seen a moderate recovery in the eurozone. Meanwhile, weaknesses have been seen in China and other Asian emerging countries. The Japanese economy has been on a moderate recovery as a whole, while weakness could be seen in personal consumption and other areas.

For the automobile industry, although markets have progressed in a steady manner, especially in the U.S., markets in some emerging countries have become stagnant, and the Japanese market has slowed down mainly in the sales of mini-vehicles due to the tax increase. Meanwhile, the development of automated driving technology, as well as efforts toward improvement in environmental friendliness and safety, has made significant progress.

Overview of Operations

In this business environment, we are striving to manufacture “ever-better cars” in order to enhance the satisfaction of our customers worldwide. The new “Prius,” launched in December 2015, delivers not only heightened environmental friendliness but also – as the first model under the “Toyota New Global Architecture” – substantially enhanced basic performance such as driving pleasure and riding comfort. The “Sienta” was fully remodeled with a sporty exterior and a low-floor for a roomy interior. For overseas markets, we launched the new “Hilux” in Thailand and other regions as the first model of the new IMV series. The vehicle is equipped with a newly developed frame and engine to realize enhanced riding comfort and more powerful drive. The Lexus brand introduced a new model in the “RX” series, the leader in the premium crossover market.

In this way, we continued to actively launch new models in Japan and abroad and carried out vigorous sales efforts in collaboration with dealers in each country and region in which we operate. However, due to the stagnant market in Asia, the slowdown of mini-vehicle sales in Japan, and the suspension of production at plants in February 2016, global vehicle sales for FY2016, including the Daihatsu and Hino brands, decreased by 74 thousand units (or 0.7%) from FY2015 to 10,094 thousand units. As for profit improvement activities, we have made concerted efforts throughout the entire Toyota group such as implementation of cost improvement measures.

In addition to these activities, we established Toyota Research Institute, Inc. as a move to accelerate research and development in artificial intelligence, which has significant potential to support future industrial technologies.

With a view to creating a whole new set of values for cars, we entered into an agreement to build a mutually beneficial long-term partnership with Mazda Motor Corporation. Moreover, in order to further reinforce our small vehicle business, we entered into an agreement with Daihatsu Motor Co., Ltd. to make it a wholly-owned subsidiary. To strengthen our true competitiveness toward sustainable growth, we will endeavor to build cooperative relationships with other companies and to further strengthen our foundation within the Toyota Group.

We will also contribute to building an enriched society by extending support to sporting activities. Following the agreement with the International Olympic Committee in 2015, we signed a “Worldwide Paralympic Partner Sponsorship Agreement” with the International Paralympic Committee. We will strive to realize “freedom of mobility” for all people and to spread the “excitement of sports.”

Consolidated Financial Results for FY2016

For the consolidated financial results for FY2016, reflect the progress of profit improvement activities such as cost improvement. As a result, consolidated net revenues increased by 1,168.5 billion yen (or 4.3%) to 28,403.1 billion yen compared with FY2015 and consolidated operating income increased by 103.4 billion yen (or 3.8%) to 2,853.9 billion yen compared with FY2015. Consolidated net income attributable to Toyota Motor Corporation increased by 139.3 billion yen (or 6.4%) to 2,312.6 billion yen compared with FY2015.

The breakdown of consolidated net revenues is as follows:

	Yen in millions unless otherwise stated
	FY2016 (April 2015 through March 2016)	FY2015 (April 2014 through March 2015)	Increase (Decrease)	Change (%)
Vehicles	22,267,136	21,557,684	709,452	3.3
Parts and components for overseas production	493,499	402,864	90,635	22.5
Parts and components for after service	2,042,623	1,921,764	120,859	6.3
Other	1,120,555	1,123,912	(3,357)	(0.3)
Total Automotive	25,923,813	25,006,224	917,589	3.7
Financial Services	1,854,007	1,621,685	232,322	14.3
Other	625,298	606,612	18,686	3.1

Total	28,403,118	27,234,521	1,168,597	4.3

Notes:

1.	Consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

Environmental and Safety Initiatives

Toyota group considers addressing both environmental and safety issues as one of its top management priorities.

With regard to environmental initiatives, we announced the “Toyota Environmental Challenge 2050” in October 2015 as a new initiative to contribute to global environmental sustainability. We have made headway in various efforts, including promotion of broader use of hybrid vehicles and fuel cell vehicles as well as reduction of carbon dioxide emitted in production processes.

With regard to safety initiatives, we are proceeding with the global promotion of “Toyota Safety Sense,” a safety package equipped with functions such as collision prevention and mitigation, and optimal forward visibility enhancement during nighttime driving, with a view toward achieving high market prevalence. We have also begun to equip new Toyota models with “ITS Connect,” a cooperative safety system using vehicle-to-infrastructure and vehicle-to-vehicle communication. Through these efforts, we work actively toward the development of ever-safer vehicles and technologies.

Activities in Pursuit of Attractive Vehicles

Toyota group works in pursuit of the enjoyment of vehicles and the joy of driving.

By widely applying the “Toyota New Global Architecture,” a technology that vastly enhances the basic performance and marketability of our vehicles, to the development of future models, we will make steady progress in our efforts to manufacture attractive vehicles.

Through initiatives such as our participation in the 24-hour Nürburgring endurance race in Germany, the World Rally Championship (WRC) starting in 2017, and the Five Continents Driving Project aimed at training and honing abilities to create better cars, we are making progress in our efforts to strengthen technology development capabilities and develop human resources.

Non-Automotive Operations

In non-automotive operations, we are creating new businesses that will lead the next generation and are actively developing businesses to meet diverse customer needs.

In financial services, we have actively developed our network throughout the world, including emerging countries, have built a robust business base through risk management, investment in information infrastructure, and human resources development, and have strengthened our balance sheet by improving our profitability. We plan to provide a broad range of support for the car experience of our customers in concert with our automotive operations by developing and providing financial products and services satisfying the needs of individual customers.

In the housing business, we are combining the technologies of the Toyota group companies to build advanced housing that is not only safe and comfortable but also aimed at non-emission of carbon dioxide.

We are also conducting a wide range of activities such as measures to expand the test operation of “Ha:mo,” an ultra compact electric vehicle car-sharing service, and to develop robotics technologies supporting nursing and healthcare.

(2) Funding

Funds necessary for the automotive business are mainly financed with funds from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of debt as of the end of FY2016 was 18,293.1 billion yen.

Toyota Motor Corporation issued 47,100,000 shares of the First Series Model AA Class Shares (the total amount paid in to TMC was 476.7 billion yen) in July 2015 in order to enhance our corporate value over the medium- to long-term through the pursuit and creation of development of cutting-edge innovative technologies.

(3) Capital Expenditures and R&D

As for capital expenditures, Toyota group has promoted activities to decrease expenditures through measures to make facilities simple, streamlined, and flexible, as well as measures to make more effective use of existing facilities. At the same time, Toyota group has focused on making expenditures on eco-cars such as hybrid vehicles and fuel cell vehicles, as well as expenditures contributing to the enhancement of its competitiveness in emerging countries. As a result, consolidated capital expenditures for FY2016 were 1,292.5 billion yen.

As for R&D expenditures, we made active investments to accelerate the development of next-generation technologies while also endeavoring to further improve development efficiency, for example through the reorganization of Toyota Technical Development Corporation. As a result, consolidated R&D expenditures for FY2016 were 1,055.6 billion yen.

(4) Consolidated Financial Summary

	Yen in millions unless otherwise stated
	FY2013 (April 2012 through March 2013)	FY2014 (April 2013 through March 2014)	FY2015 (April 2014 through March 2015)	FY2016 (April 2015 through March 2016)
Net revenues	22,064,192	25,691,911	27,234,521	28,403,118
Operating income	1,320,888	2,292,112	2,750,564	2,853,971
Net income attributable to Toyota Motor Corporation	962,163	1,823,119	2,173,338	2,312,694
Net income attributable to Toyota Motor Corporation per common share – Basic (yen)	303.82	575.30	688.02	741.36
Mezzanine equity and Shareholders’ equity	12,772,856	15,218,987	17,647,329	18,088,186

Total assets	35,483,317	41,437,473	47,729,830	47,427,597

(5) Issues to be Addressed

As for our future business environment, the U.S. is expected to continue recovering and Europe, chiefly in the eurozone, is expected to continue its moderate recovery. Meanwhile, China and other emerging countries are showing a risk of a slowdown. The Japanese economy is expected to recover gradually, supported by continuing improvements in employment and income conditions, although attention needs to be paid to an economic decline caused by a slowdown in emerging countries.

The automotive market is expected to progress steadily in developed countries, though concerns over slowdowns in emerging countries continue. In addition, measures to respond to environmental and fuel consumption regulations in various countries and to reinforce efforts toward the development of safety technologies are required, while companies in other businesses are newly venturing into the development of automated driving technology. Fierce competition is thus intensifying on a global scale.

In this severe business environment, Toyota group intends to steadily progress toward the realization of the Toyota Global Vision through sustainable growth based on the following policies:

First, we intend to contribute to the realization of a future mobility society through pioneering technologies, products and businesses. We will develop human resources who will foresee the future and courageously take on new challenges.

Second, we intend to reinforce true competitiveness in order to grow as steadily as a tree adding annual growth rings. We will thoroughly improve quality, establish new working methods to sincerely engage with “customers and cars,” and enhance our crisis management abilities for responding to crises of every type. In order to realize the above vision, we reorganized our corporate structure in April 2016 to establish a three-part structure: product-based in-house companies, region-based business units, and the head office. At the product-based in-house companies, streamlined operation from planning through manufacturing enables quick and independent decision-making. Within the region-based business units, we aim to build even more regional operations. The head office will work to formulate a medium- to long-term vision and management strategy, including an appropriate allocation of resources, with an eye toward the future.

Based on these initiatives, Toyota group will contribute to “enriching lives of communities” by providing “ever-better cars.” This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota group will fulfill its social responsibilities.

By staying true to its founding spirit of “contribute to society by Monozukuri, manufacturing,” Toyota group will move forward through the united efforts of its officers and employees toward the realization of the Toyota Global Vision with humility, gratitude and passion. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. TMC will strive for the stable and continuous payment of dividends aiming at a consolidated payout ratio of 30% to shareholders of common stock while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In addition, TMC will pay a prescribed amount of dividends to shareholders of First Series Model AA Class Shares.

With regard to the repurchase of treasury stock, TMC will implement a flexible capital policy in response to business circumstance with a view to improving shareholder return and capital efficiency.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

(7) Main Business

Toyota group’s business segments are automotive operations, financial services operations and all other operations.

Business	Main products and services
Automotive Operations	Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Parts & components for overseas production, Parts, etc.

Financial Services Operations	Auto sales financing, Leasing, etc.

Other Operations	Housing, Information Technology, etc.

(8) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Higashi-Fuji Technical Center	Shizuoka Prefecture

<Domestic and overseas subsidiaries>

Please see section “(10) Status of Principal Subsidiaries. ”

(9) Employees

Number of employees	Increase (Decrease) from end of FY2015
348,877	+ 4,768

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			million yen
Japan	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	51.33	*	Manufacture and sales of automobiles
	Toyota Finance Corporation	Tokyo	16,500	100.00	*	Finance of automobile sales, Card business
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	100.00		Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,850	100.00		Manufacture and sales of automobiles
			in thousands
North America	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Government, public affairs and research of North America
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing, Mississippi, Inc.	U.S.A.	USD 272,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, West Virginia, Inc.	U.S.A.	USD 260,000	100.00	*	Manufacture and sales of automobile parts
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00		Sales of automobiles
			in thousands
Europe	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 71,078	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00	*	Manufacture and sales of automobiles
	Toyota Financial Services (UK) PLC	U.K.	GBP 104,500	100.00	*	Finance of automobile sales
	Toyota (GB) PLC	U.K.	GBP 2,600	100.00	*	Sales of automobiles
	OOO “TOYOTA MOTOR”	Russia	RUB 4,875,189	100.00	*	Manufacture and sales of automobiles

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			in thousands
Asia	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 3,100,000	100.00	*	Finance of automobile sales
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
	Kuozui Motors, Ltd.	Taiwan	TWD 3,460,000	70.00	*	Manufacture and sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 15,100,000	86.84	*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia and Oceania
			in thousands
Other	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Manufacture and sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00	*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles

Notes:

1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

2. Status of Shares

(1)	Total Number of Shares Authorized	10,000,000,000 shares

(2)	Total Number of Shares Issued

	Common shares	3,337,997,492 shares

	First Series Model AA Class Shares	47,100,000 shares

(3)	Number of Shareholders	682,802

(4)	Major Shareholders

Name of Shareholders	Number of shares (1,000 shares)			Percentage of shareholding (%)
	Common shares	First series Model AA class shares	Total
Japan Trustee Services Bank, Ltd.	358,611	180	358,791	11.63
Toyota Industries Corporation	224,515	—	224,515	7.28
The Master Trust Bank of Japan, Ltd.	149,005	—	149,005	4.83
Nippon Life Insurance Company	119,830	560	120,390	3.90
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	115,230	—	115,230	3.74
DENSO CORPORATION	86,513	—	86,513	2.80
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	73,483	—	73,483	2.38
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	66,933	—	66,933	2.17
Trust & Custody Services Bank, Ltd.	64,005	—	64,005	2.07
Mitsui Sumitomo Insurance Company, Limited	62,063	—	62,063	2.01

Notes:

1.	The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the Depositary for holders of TMC’s American Depositary Receipts (ADRs).
2.	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (300,321 thousand shares) from the total number of shares issued.

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2016

1)	Number of Stock Acquisition Rights issued:

47,227

2)	Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

4,722,700 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Stock Acquisition Rights held by TMC’s Members of the Board of Directors and Audit & Supervisory Board Members

	Series (Exercise price)	Exercise Period	Number of Stock Acquisition Rights	Number of holders
Members of the Board of Directors	7th (4,682 yen)	From August 1, 2010 to July 31, 2016	1,180	5
	8th (4,154 yen)	From August 1, 2011 to July 31, 2017	1,480	7
	9th (3,153 yen)	From August 1, 2012 to July 31, 2018	1,295	8

Audit & Supervisory Board Members	8th (4,154 yen)	From August 1, 2011 to July 31, 2017	84	1

Note:

The Stock Acquisition Rights held by Audit & Supervisory Board Members in the above table were acquired prior to their assumption of office and are exercisable by Audit & Supervisory Board Members.

4. Status of Members of the Board of Directors and Audit & Supervisory Board Members

(1) Members of the Board of Directors and Audit & Supervisory Board Members

Name	Position	Areas of responsibility	Important concurrent duties
Takeshi Uchiyamada	*Chairman of the Board of Directors		- Senior Executive Chairman of TOYOTA CENTRAL R&D LABS., INC.

Akio Toyoda	*President, Member of the Board of Directors		- Chairman and CEO of Toyota Motor North America, Inc. - Chairman of Nagoya Grampus Eight Inc. - Chairman of TOWA REAL ESTATE Co., Ltd.

Nobuyori Kodaira	*Executive Vice President, Member of the Board of Directors		- Director of KDDI CORPORATION - Audit & Supervisory Board Member of AICHI STEEL CORPORATION

Mitsuhisa Kato	*Executive Vice President, Member of the Board of Directors

- Director of Toyota Boshoku Corporation

- Audit & Supervisory Board Member of Aisin Seiki Co., Ltd.

- Director of Daihatsu Motor Co., Ltd.

- Director of Toyota Industries Corporation

- Director of Hino Motors, Ltd.

Seiichi Sudo	*Executive Vice President, Member of the Board of Directors		- Chairman of Toyota Motor (Changshu) Auto Parts Co., Ltd.

Takahiko Ijichi	*Executive Vice President, Member of the Board of Directors		- Audit & Supervisory Board Member of TOKAI RIKA CO., LTD. - Audit & Supervisory Board Member of Toyota Industries Corporation

Didier Leroy	*Executive Vice President, Member of the Board of Directors	- Toyota No.1 (President)	- Chairman of Toyota Motor Europe NV/SA - Chairman of Toyota Motor Engineering & Manufacturing North America, Inc. - Vice Chairman of Toyota Motor North America, Inc.

Shigeki Terashi	*Executive Vice President, Member of the Board of Directors

- Strategic Top Executive Meeting Office (Secretary General)

- Corporate Planning Div. (Chief Officer)

- Information Security Management Dept. (Chief Officer)

- Research Div. (Chief Officer)

- BR Connected Strategy and Planning Dept. (Chief Officer)

Name	Position	Areas of responsibility	Important concurrent duties
Shigeru Hayakawa	Member of the Board of Directors. Senior Managing Officer	- Olympic & Paralympic Div. (Chief Officer) - External Affairs & Public Affairs Group (Chief Officer) - Chief Communications Officer	- Representative Director of Institute for International Economic Studies

Ikuo Uno	Member of the Board of Directors

- Honorary Advisor of Nippon Life Insurance Company

- Outside Director of FUJI KYUKO CO., LTD.

- Outside Company Auditor of Odakyu Electric Railway Co., Ltd.

- External Audit & Supervisory Board Member of Tohoku Electric Power Co., Inc.

- Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

Haruhiko Kato	Member of the Board of Directors		- President and CEO of Japan Securities Depository Center, Inc. - Outside Director of Canon Inc.

Mark T. Hogan	Member of the Board of Directors		- President of Dewey Investments LLC

Masaki Nakatsugawa	Full-time Audit & Supervisory Board Member

Masahiro Kato	Full-time Audit & Supervisory Board Member

Yoshiyuki Kagawa	Full-time Audit & Supervisory Board Member

Yoko Wake	Audit & Supervisory Board Member		- Professor Emeritus of Keio University

Teisuke Kitayama	Audit & Supervisory Board Member		- Chairman of Sumitomo Mitsui Banking Corporation - Outside Director of FUJIFILM Holdings Corporation - External Statutory Auditor of Isetan Mitsukoshi Holdings Ltd.

Hiroshi Ozu	Audit & Supervisory Board Member		- Attorney - Outside Audit & Supervisory Board Member of MITSUI & CO., LTD.

Notes:

1.	* Representative Director
2.	Mr. Ikuo Uno, Mr. Haruhiko Kato and Mr. Mark T. Hogan, all of whom are Members of the Board of Directors, are Outside Members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.
3.	Ms. Yoko Wake, Mr. Teisuke Kitayama and Mr. Hiroshi Ozu, all of whom are Audit & Supervisory Board Members, are Outside Audit & Supervisory Board Members. They are also Independent Audit & Supervisory Board Members as provided by the rules of the Japanese stock exchanges on which TMC is listed.
4.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.

5.	The areas of responsibility were changed on April 18, 2016, as follows:

Name	Position	Areas of responsibility
Nobuyori Kodaira	* Executive Vice President, Member of the Board of Directors	- Chief Risk Officer

Mitsuhisa Kato	* Executive Vice President, Member of the Board of Directors	- Frontier Research Center (Chief Officer)

Takahiko Ijichi	* Executive Vice President, Member of the Board of Directors	- Chief Financial Officer - Sales Financial Business - Purchasing

Didier Leroy	* Executive Vice President, Member of the Board of Directors	- Toyota No.1 (President) - Chief Competitive Officer

Shigeki Terashi	* Executive Vice President, Member of the Board of Directors	- Strategic Top Executive Meeting Office (Secretary General) - Global Audit Div. (Chief Officer) - Corporate Strategy Div. (Chief Officer) - Research Div. (Chief Officer) - Quality

Shigeru Hayakawa	Member of the Board of Directors. Senior Managing Officer	- External Affairs & Public Affairs Group (Chief Officer) - Chief Communications Officer

Note:	* Representative Director

(2) Amount of Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2016

Category	Members of the Board of Directors (incl. Outside Members of the Board of Directors)		Audit & Supervisory Board Members (incl. Outside Audit & Supervisory Board Members)		Total
	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)
Compensation to Members of the Board of Directors and Audit & Supervisory Board Members	18 (3)	810 (79)	8 (4)	239 (59)	26	1,050
Executive bonus	9	1,105			9	1,105

Total		1,916 (79)		239 (59)		2,155

Notes:

1.	The number of persons includes those eligible to receive compensation in FY2016.
2.	The amounts of executive bonuses stated above are to be decided by the resolution of the 112th Ordinary General Shareholders’ Meeting to be held on June 15, 2016.

(3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members

1) Major activities for FY2016

Category	Name	Attendance of Board of Directors meetings (total attended/total held)	Attendance of Audit & Supervisory Board meetings (total attended/total held)
Member of the Board of Directors	Ikuo Uno	17/17	—
Member of the Board of Directors	Haruhiko Kato	17/17	—
Member of the Board of Directors	Mark T. Hogan	17/17	—
Audit & Supervisory Board Member	Yoko Wake	17/17	18/18
Audit & Supervisory Board Member	Teisuke Kitayama	16/17	18/18
Audit & Supervisory Board Member	Hiroshi Ozu	12/13	14/14

Note:	The total number of meetings held varies due to the difference in the dates of assumption of office.

Each Outside Member of the Board of Director and Outside Audit & Supervisory Board Member contributed by giving opinions based on his or her experience and insight.

2) Details of Limited Liability Agreements

Agreements between the Outside Members of the Board of Directors or Outside Audit & Supervisory Board Members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

5. Status of Accounting Auditor

(1) Name of Accounting Auditor

PricewaterhouseCoopers Aarata

(2) Compensation to Accounting Auditor for FY2016

1)	Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan

546 million yen

2)	Total amount of cash and other property benefits paid by Toyota

1,621 million yen

Notes:

1.

The Audit & Supervisory Board examined whether the content of the Accounting Auditor’s audit plan, its execution of duties, basis for calculating the estimated compensation and others were appropriate, and thereupon agreed on the amount of compensation to the Accounting Auditor.

2.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.

3.

The amount in 2) above includes compensation for advice and consultation concerning accounting matters and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

4.	Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

If an Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act and the Accounting Auditor’s dismissal is accordingly deemed to be appropriate, the Audit & Supervisory Board shall dismiss the Accounting Auditor with the unanimous consent of the Audit & Supervisory Board Members.

If any event or situation that hinders an Accounting Auditor from appropriately executing its duties is deemed to have occurred, the Audit & Supervisory Board shall determine the content of a proposal for the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Shareholders’ Meeting.

6. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of such Systems

Basic Understanding of system to ensure appropriateness of business operations

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct”. TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Corporate Governance Meetings and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)

TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Members of the Board of Directors.

2)

TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)	TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Corporate Governance Meeting and other meetings.

[Implementation status]

1)

TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals distributed to all executives. Newly appointed executives undergo compliance education using these manuals when they assume office.

2)

In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made.

The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters.

The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors

3)

TMC deliberates on important topics pertaining to corporate ethics, compliance and risk management as well as responses thereto at Corporate Governance Meetings chaired by Chief Risk Officer (CRO) for the purpose of comprehensively identifying risks to business activities and initiating preventive actions.

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including management of confidentiality, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1)

TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)

TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)

TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1)

Budget is allocated to each organizational unit assigned to administer each expense item, and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2)

To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial statements is evaluated. The effectiveness of the disclosure process is also evaluated.

3)

Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO, who is responsible for global risk management of safety, quality, environmental and other risks. The organizational units responsible for risk management have established systems to collaborate with other regions, and these systems are reviewed and reinforced as necessary.

4)

To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)

Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3)

TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1)

TMC formulates a “Global Corporate Hoshin” each year as a long-term management policy establishing the general direction in which TMC should proceed that year to realize the long-term aims articulated in the Global Vision. Policies are then put into practice at each level of TMC’s organization and these policies are managed consistently with the Global Corporate Hoshin.

2)

TMC has adopted a field-oriented Group-wide organization in which each [in-house company], region, function and process is regarded as a “Group/Region” within which individual “divisions” play key roles in executing operations. Utilizing a system in which vice presidents make management decisions and oversee the execution from a medium- to long-term perspective while presidents, responsible officers and lower management oversee the execution of operations for each business unit, region and function, TMC is striving to strengthen its supervision over the execution of businesses and to accelerate operational decision-making and execution.

The presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and vice presidents and higher management are supervising these efforts.

3)

TMC has established an “International Advisory Board” to obtain advice and information from an outside perspective, and utilizing them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)

TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Corporate Governance Meeting and other meetings.

3)

TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its Compliance Hotline that TMC established outside the company, as well as through other channels.

[Implementation status]

1)

TMC has worked to “visualize” operations by clarifying the responsibilities of each organizational unit, and is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making “kaizen” (improvements) to prevent recurrences.

2)

TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company.

Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Corporate Governance Meetings.

3)

TMC has established a Compliance Hotline to enable employees to consult with outside attorneys about problems and questions concerning compliance. TMC (secretariats and relevant organizational units) conducts investigations of the facts and takes necessary measures once attorneys inform TMC of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

To share Toyota’s management principles, TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

1.	System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

2.	Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Corporate Governance Meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

3.	System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

4.	System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation.

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Corporate Governance Meeting and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries.

TMC is managing its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ finance and management and the roles of the division responsible for the subsidiaries’ business activities. TMC keeps tab on its subsidiaries to ensure they recognize their reporting obligations to public offices and the laws and regulations applicable to their operations.

1.

TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

2.

TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed as necessary at Corporate Governance Meetings as well as at the Board of Directors’ meetings in accordance with the standards stipulating matters to be discussed at the Board of Directors.

3.

TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

4.

TMC examines significant risk areas to ensure that each subsidiary’s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Corporate Governance Meetings.

TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. Furthermore, TMC conducts special audits as needed, as well as direct audits according to the subsidiary-accounting-audit-plan that is formulated every year, and the outcomes of these audits are reported to the relevant executives at TMC.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures are taken. Matters consulted with the whistleblower offices are also reported to the relevant executives at TMC.

(7)

System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees

[System]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

[Implementation status]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office.

(8)	System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report

[System]

1)

Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)

Members of the Board of Directors, Senior Managing Officers, Managing Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Senior Managing Officers, Managing Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries.

3)	TMC will maintain internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

[Implementation status]

1)

Members of the Board of Directors, Senior Managing Officers, Managing Officers, employees, and TMC’s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries.

2)

TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the Compliance Hotline, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries.

3)

TMC has established provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

(9)	Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing

[System]

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

[Implementation status]

TMC has taken appropriate budgetary steps as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

[System]

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

[Implementation status]

TMC ensures that Audit & Supervisory Board Members attend major executive-level meetings and that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(Amounts are rounded to the nearest million yen)
	FY2016 (As of March 31, 2016)	FY2015 (Reference) (As of March 31, 2015)
Assets
Current assets	18,209,553	17,936,397
Cash and cash equivalents	2,939,428	2,284,557
Time deposits	1,032,034	149,321
Marketable securities	1,511,389	2,782,099
Trade accounts and notes receivable, less allowance for doubtful accounts	2,000,149	2,108,660
Finance receivables, net	5,912,684	6,269,862
Other receivables	451,406	420,708
Inventories	2,061,511	2,137,618
Deferred income taxes	967,607	978,179
Prepaid expenses and other current assets	1,333,345	805,393
Noncurrent finance receivables, net	8,642,947	9,202,531
Investments and other assets	10,834,680	11,295,183
Marketable securities and other securities investments	7,439,799	7,632,126
Affiliated companies	2,631,612	2,691,460
Employees receivables	32,998	45,206
Other	730,271	926,391
Property, plant and equipment	9,740,417	9,295,719
Land	1,352,904	1,354,815
Buildings	4,311,895	4,282,839
Machinery and equipment	10,945,267	10,945,377
Vehicles and equipment on operating leases	5,652,622	5,199,986
Construction in progress	513,953	581,412
Less – Accumulated depreciation	(13,036,224)	(13,068,710)

Total assets	47,427,597	47,729,830

	(Amounts are rounded to the nearest million yen)
	FY2016 (As of March 31, 2016)	FY2015 (Reference) (As of March 31, 2015)
Liabilities
Current liabilities	16,124,456	16,431,496
Short-term borrowings	4,698,134	5,048,188
Current portion of long-term debt	3,822,954	3,915,304
Accounts payable	2,389,515	2,410,588
Other payables	1,040,277	913,013
Accrued expenses	2,726,120	2,668,666
Income taxes payable	343,325	348,786
Other current liabilities	1,104,131	1,126,951
Long-term liabilities	13,214,955	13,651,005
Long-term debt	9,772,065	10,014,395
Accrued pension and severance costs	904,911	880,293
Deferred income taxes	2,046,089	2,298,469
Other long-term liabilities	491,890	457,848
Total liabilities	29,339,411	30,082,501
Mezzanine equity	479,779	—
Shareholders’ equity
Toyota Motor Corporation shareholders’ equity	16,746,935	16,788,131
Common stock, no par value	397,050	397,050
Additional paid-in capital	548,161	547,054
Retained earnings	16,794,240	15,591,947
Accumulated other comprehensive income (loss)	610,768	1,477,545
Treasury stock, at cost	(1,603,284)	(1,225,465)
Noncontrolling interests	861,472	859,198
Total shareholders’ equity	17,608,407	17,647,329

Total liabilities, mezzanine equity and shareholders’ equity	47,427,597	47,729,830

CONSOLIDATED STATEMENTS OF INCOME

	(Amounts are rounded to the nearest million yen)
	FY2016 (April 1, 2015 through March 31, 2016)	FY2015 (Reference) (April 1, 2014 through March 31, 2015)
Net revenues	28,403,118	27,234,521
Sales of products	26,549,111	25,612,836
Financing operations	1,854,007	1,621,685
Costs and expenses	25,549,147	24,483,957
Cost of products sold	21,456,086	20,916,362
Cost of financing operations	1,149,379	925,314
Selling, general and administrative	2,943,682	2,642,281
Operating income	2,853,971	2,750,564
Other income (expense)	129,410	142,264
Interest and dividend income	157,862	147,122
Interest expense	(35,403)	(22,871)
Foreign exchange gain (loss), net	(5,573)	88,140
Other income (loss), net	12,524	(70,127)
Income before income taxes and equity in earnings of affiliated companies	2,983,381	2,892,828
Provision for income taxes	878,269	893,469
Equity in earnings of affiliated companies	329,099	308,545
Net income	2,434,211	2,307,904
Less – Net income attributable to noncontrolling interests	(121,517)	(134,566)
Net income attributable to Toyota Motor Corporation	2,312,694	2,173,338

Note:

Net income attributable to common shareholders for the fiscal year ended March 31, 2016 is 2,306,607 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 6,087 million yen from Net income attributable to Toyota Motor Corporation.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FY2016

(April 1, 2015 through March 31, 2016)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

Equity transaction with noncontrolling interests and other		1,972	(97)			1,875	3,834	5,709
Comprehensive income
Net income			2,312,694			2,312,694	121,517	2,434,211
Other comprehensive income (loss)
Foreign currency translation adjustments				(362,965)		(362,965)	(32,387)	(395,352)
Unrealized gains (losses) on securities				(302,620)		(302,620)	(9,572)	(312,192)
Pension liability adjustments				(201,192)		(201,192)	(7,989)	(209,181)
Total comprehensive income						1,445,917	71,569	1,517,486
Accretion to Mezzanine equity			(3,638)			(3,638)		(3,638)
Dividends to Toyota Motor Corporation class shareholders			(2,449)			(2,449)		(2,449)
Dividends paid to Toyota Motor Corporation common shareholders			(704,728)			(704,728)		(704,728)
Dividends paid to noncontrolling interests							(73,129)	(73,129)
Repurchase of treasury stock					(782,871)	(782,871)		(782,871)
Reissuance of treasury stock		183			4,515	4,698		4,698
Retirement of treasury stock		(1,048)	(399,489)		400,537	—		—

Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

FY2015 (Reference)

(April 1, 2014 through March 31, 2015)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2014	397,050	551,308	14,116,295	528,161	(1,123,666)	14,469,148	749,839	15,218,987

Equity transaction with noncontrolling interests and other		(422)				(422)	7,101	6,679
Comprehensive income
Net income			2,173,338			2,173,338	134,566	2,307,904
Other comprehensive income (loss)
Foreign currency translation adjustments				380,448		380,448	23,904	404,352
Unrealized gains (losses) on securities				567,002		567,002	10,701	577,703
Pension liability adjustments				1,934		1,934	2,382	4,316
Total comprehensive income						3,122,722	171,553	3,294,275
Dividends paid to Toyota Motor Corporation common shareholders			(554,933)			(554,933)		(554,933)
Dividends paid to noncontrolling interests							(69,295)	(69,295)
Repurchase of treasury stock					(360,233)	(360,233)		(360,233)
Reissuance of treasury stock		(2,136)	(23,290)		137,275	111,849		111,849
Retirement of treasury stock		(1,696)	(119,463)		121,159	—		—

Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]

1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

TMC has 548 consolidated subsidiaries (including variable interest entities) and 54 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:

TMC’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), pursuant to the provision of Article 120-3, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of Article 120, Paragraph 1 of the Ordinance on Accounting of Companies, which applies mutatis mutandis pursuant to Article 120-3, Paragraph 3 of the Ordinance on Accounting of Companies, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted.

3. Standards and methods of valuation of securities:

Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

4. Standards and methods of valuation of inventories:

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:

Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:

Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

[Consolidated Balance Sheet]

1. Allowance for doubtful accounts	94,853	million yen
Allowance for credit losses	167,330	million yen

2. Components of accumulated other comprehensive income (loss)

Foreign currency translation adjustments	(499,055)	million yen
Unrealized gains (losses) on securities	1,424,945	million yen
Pension liability adjustments	(315,122)	million yen

3. Assets pledged as collateral	2,483,866	million yen

4. Guarantees	2,349,624	million yen

5. Number of Model AA Class Shares issued and outstanding as of March 31, 2016	47,100,000	shares

Model AA Class Shares are recorded under mezzanine equity.

[Consolidated Statement of Shareholders’ Equity]

Number of common shares issued and outstanding as of March 31, 2016	3,337,997,492	shares

[Financial instruments]

1. Matters pertaining to the status of financial instruments

Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments

Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	2,939,428	2,939,428
Marketable securities and other securities investments	8,858,994	8,858,994
Finance receivables	13,525,997	13,597,910
Short-term borrowings and long-term debt	(18,271,651)	(18,481,430)
Derivative financial instruments	122,524	122,524

Note:

Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.

Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.

Derivative financial instruments are mostly measured based on market data.

[Per share amounts]	(Amounts are rounded to the nearest hundredth digit yen)

1. Toyota Motor Corporation shareholders’ equity per share	5,513.08 yen

2. Net income attributable to Toyota Motor Corporation per common share
Basic	741.36 yen
Diluted	735.36 yen

[Significant subsequent events]

Due to parts shortages resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016, production on vehicle assembly lines in Japan was suspended in stages starting on April 18, 2016 and production has been restarted in stages starting on April 25. It is uncertain how this suspension will affect Toyota’s financial results.

Unconsolidated Financial Statements

UNCONSOLIDATED BALANCE SHEETS

(As of March 31, 2016)

	(Million yen; amounts less than one million yen are omitted)
	FY2016	FY2015 (Reference)
(Assets)
Current assets	6,913,520	6,000,524
Cash and deposits	1,131,981	690,010
Trade accounts receivable	1,017,196	1,032,096
Marketable securities	2,333,446	2,255,294
Finished goods	176,510	163,971
Work in process	85,087	88,850
Raw materials and supplies	107,402	99,456
Short-term loans	940,579	634,476
Deferred tax assets	498,260	482,795
Others	672,355	578,071
Less: allowance for doubtful accounts	(49,300)	(24,500)
Fixed assets	9,186,689	9,128,099
Property, plant and equipment	1,263,106	1,172,565
Buildings, net	346,815	339,198
Structures, net	39,905	39,436
Machinery and equipment, net	236,103	184,320
Vehicle and delivery equipment, net	20,572	19,634
Tools, furniture and fixtures, net	86,049	78,409
Land	404,344	408,899
Construction in progress	129,314	102,666
Investments and other assets	7,923,583	7,955,533
Investments in securities	5,689,154	5,713,142
Investments in subsidiaries and affiliates	1,992,030	2,004,286
Long-term loans	136,675	139,966
Others	110,223	98,737
Less: allowance for doubtful accounts	(4,500)	(600)

Total	16,100,209	15,128,623

	(Million yen; amounts less than one million yen are omitted)
	FY2016	FY2015 (Reference)
(Liabilities)
Current liabilities	3,974,228	3,571,917
Trade notes payable	47	96
Electronically recorded obligations-operating	220,156	254,586
Trade accounts payable	887,371	733,825
Short-term borrowings	20,000	20,000
Current portion of bonds	40,000	30,000
Other payables	563,286	410,186
Income taxes payable	213,746	196,284
Accrued expenses	1,359,286	1,251,677
Deposits received	629,348	639,278
Others	40,984	35,980
Long-term liabilities	1,266,537	1,372,433
Bonds	310,000	350,000
Allowance for retirement benefits	318,369	308,064
Deferred tax liabilities	390,298	494,305
Others	247,869	220,064
Total liabilities	5,240,766	4,944,351
(Net assets)
Shareholders’ equity	9,354,277	8,548,725
Common stock	635,401	397,049
Capital surplus	655,322	416,970
Capital reserve	655,322	416,970
Other capital surplus	—	—
Retained earnings	9,675,108	8,972,889
Legal reserve	99,454	99,454
Other retained earnings	9,575,654	8,873,434
Reserve for special depreciation	913	1,037
Reserve for reduction of acquisition cost of fixed assets	11,293	11,138
General reserve	6,340,926	6,340,926
Retained earnings carried forward	3,222,521	2,520,332
Less: treasury stock	(1,611,555)	(1,238,184)
Valuation and translation adjustments	1,503,605	1,632,613
Net unrealized gains on other securities	1,503,605	1,632,613
Stock acquisition rights	1,560	2,932
Total net assets	10,859,443	10,184,271

Total	16,100,209	15,128,623

UNCONSOLIDATED STATEMENTS OF INCOME

(April 1, 2015 through March 31, 2016)

	(Million yen; amounts less than one million yen are omitted)
	FY2016	FY2015 (Reference)
Net revenues	11,585,822	11,209,414
Cost of sales	8,841,184	8,599,232
Gross profit	2,744,637	2,610,182
Selling, general and administrative expenses	1,342,511	1,339,518
Operating income	1,402,126	1,270,664
Non-operating income	966,658	916,696
Interest income	40,212	32,963
Dividend income	799,439	680,419
Others	127,006	203,313
Non-operating expenses	84,693	62,255
Interest expenses	6,531	6,744
Others	78,162	55,510
Ordinary income	2,284,091	2,125,104
Income before income taxes	2,284,091	2,125,104
Income taxes – current	486,500	436,700
Income taxes – deferred	(12,779)	(2,274)
Net income	1,810,370	1,690,679

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FY2016

(April 1, 2015 through March 31, 2016)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	397,049	416,970	—	416,970	99,454	1,037	11,138	6,340,926	2,520,332	8,972,889
Changes of items during the period
Appropriation to reserve for special depreciation						156			(156)	—
Reversal of reserve for special depreciation						(279)			279	—
Appropriation to reserve for reduction of acquisition cost of fixed assets							260		(260)	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(106)		106	—
Issuance of new shares	238,351	238,351		238,351
Dividends paid									(705,952)	(705,952)
Net income									1,810,370	1,810,370
Repurchase of treasury stock
Reissuance of treasury stock			1,048	1,048
Retirement of treasury stock			(403,247)	(403,247)
Transfer to capital surplus from retained earnings			402,199	402,199					(402,199)	(402,199)
Net changes of items other than shareholders’ equity
Total changes of items during the period	238,351	238,351	—	238,351	—	(123)	154	—	702,188	702,219
Balance at the end of current period	635,401	655,322	—	655,322	99,454	913	11,293	6,340,926	3,222,521	9,675,108

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,238,184)	8,548,725	1,632,613	1,632,613	2,932	10,184,271
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Issuance of new shares		476,703				476,703
Dividends paid		(705,952)				(705,952)
Net income		1,810,370				1,810,370
Repurchase of treasury stock	(781,133)	(781,133)				(781,133)
Reissuance of treasury stock	4,515	5,563				5,563
Retirement of treasury stock	403,247	—				—
Transfer to capital surplus from retained earnings		—				—
Net changes of items other than shareholders’ equity			(129,007)	(129,007)	(1,371)	(130,379)
Total changes of items during the period	(373,370)	805,551	(129,007)	(129,007)	(1,371)	675,171
Balance at the end of current period	(1,611,555)	9,354,277	1,503,605	1,503,605	1,560	10,859,443

FY2015 (Reference)

(April 1, 2014 through March 31, 2015)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926	1,676,049	8,128,385
Cumulative effects of changes in accounting policies									(45,706)	(45,706)
Restated balance	397,049	416,970	1,622	418,592	99,454	1,240	10,714	6,340,926	1,630,343	8,082,678
Changes of items during the period
Appropriation to reserve for special depreciation						173			(173)	—
Reversal of reserve for special depreciation						(377)			377	—
Appropriation to reserve for reduction of acquisition cost of fixed assets							537		(537)	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(112)		112	—
Dividends paid									(554,932)	(554,932)
Net income									1,690,679	1,690,679
Repurchase of treasury stock
Reissuance of treasury stock			(124,224)	(124,224)
Retirement of treasury stock			(122,933)	(122,933)
Transfer to capital surplus from retained earnings			245,535	245,535					(245,535)	(245,535)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	(1,622)	(1,622)	—	(203)	424	—	889,989	890,210
Balance at the end of current period	397,049	416,970	—	416,970	99,454	1,037	11,138	6,340,926	2,520,332	8,972,889

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,140,127)	7,803,900	1,110,016	1,110,016	6,522	8,920,439
Cumulative effects of changes in accounting policies		(45,706)				(45,706)
Restated balance	(1,140,127)	7,758,194	1,110,016	1,110,016	6,522	8,874,733
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Dividends paid		(554,932)				(554,932)
Net income		1,690,679				1,690,679
Repurchase of treasury stock	(359,872)	(359,872)				(359,872)
Reissuance of treasury stock	138,882	14,658				14,658
Retirement of treasury stock	122,933	—				—
Transfer to capital surplus from retained earnings		—				—
Net changes of items other than shareholders’ equity			522,597	522,597	(3,590)	519,007
Total changes of items during the period	(98,056)	790,531	522,597	522,597	(3,590)	1,309,538
Balance at the end of current period	(1,238,184)	8,548,725	1,632,613	1,632,613	2,932	10,184,271

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]

1. Standards and methods of valuation of assets

(1) Standards and methods of valuation of securities

Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method.

Other securities:

Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)

Other securities not practicable to determine their fair value are stated at cost determined on the moving-average method.

(2) Standards and methods of valuation of inventories

Standards:

Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)

Methods:

Generally, average method

2. Depreciation of property, plant and equipment is computed on the declining balance method.

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts:

To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

(2) Allowance for retirement benefits:

To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

4. Other significant matters pertaining to the preparation of unconsolidated financial statements

(1) Consumption taxes, etc. are computed based on the net-of-tax method.

(2) The consolidated taxation system is applied.

[Unconsolidated balance sheet]

1.	Assets pledged as collateral and relevant liabilities

Assets pledged as collateral		Relevant liabilities
Items	Book value as of the end of the fiscal year (million yen)	Items	Balance as of the end of the fiscal year (million yen)
Investments in securities	13,786	Security deposit for delayed tax payment for goods imported	13,600

Total	13,786	Total	13,600

2.	Accumulated depreciation of property, plant and equipment	3,729,231 million yen

3.	Guarantees

	Guarantees for bank loans of Toyota Argentina S.A.	32,628 million yen

4.	Export bill discounted	6,279 million yen

5.	Receivables from and payables to subsidiaries and affiliates

	Short-term receivables	1,419,222 million yen
	Long-term receivables	139,285 million yen
	Short-term payables	1,632,375 million yen
	Long-term payables	234,270 million yen

6.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]

Transactions with subsidiaries and affiliates

Net sales	7,100,739 million yen
Purchases	4,872,344 million yen
Non-operating transactions	892,220 million yen

[Unconsolidated statement of changes in net assets]

1.	Type and number of treasury stock at the end of FY2016

Common stock	300,321,622 shares

2.	Dividends from surplus

(1) Cash dividends

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Ordinary General Shareholders’ Meeting held on June 16, 2015	Common stock	393,352 million yen	125 yen	March 31, 2015	June 17, 2015
Directors’ Meeting held on November 5, 2015	Common stock	311,376 million yen	100 yen	September 30, 2015	November 27, 2015
Directors’ Meeting held on November 5, 2015	First Series Model AA Class Shares	1,224 million yen	26 yen	September 30, 2015	November 27, 2015

(2) Dividends of which record date falls in FY2016 and effective date falls in FY2017

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date

Directors’ Meeting held on May 11, 2016	Common stock	334,144 million yen	110 yen	March 31, 2016	June 2, 2016
Directors’ Meeting held on May 11, 2016	First Series Model AA Class Shares	1,224 million yen	26 yen	March 31, 2016	June 2, 2016

3.	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2016

Common stock	4,722,700 shares

[Tax effect accounting]

Deferred tax assets mainly relate to accrued expenses, impairment losses on securities, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities. Because the revised tax act was enacted during the current fiscal year and the tax rates for corporate income taxes to be applied in subsequent fiscal years were changed, the amounts stated for deferred tax assets and deferred tax liabilities are adjusted accordingly.

[Related-party transactions]

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00%	Sales of TMC products Concurrent posting of directors	Mainly vehicle sales (Note.1)	2,311,173 (Note.2)	Trade accounts receivable	190,757 (Note.2)
Subsidiary	Toyota Auto Body Co., Ltd.	Equity Direct 100.00%	Purchase of Toyota Auto Body products	Supply of vehicle parts, etc. (Note.1)	1,040,198 (Note.2)	Other receivables	115,776 (Note.2)
				Purchase of auto bodies, etc. (Note.1)	1,628,159 (Note.2)	Trade accounts payable	97,821 (Note.2)
Subsidiary	Daihatsu Motor Co., Ltd.	Equity Direct 51.36% Indirect 0.14%	Purchase of Daihatsu Motor products Concurrent posting of directors	Deposit of funds (Note.3)	180,752 (Note.3)	Deposits received	167,661
Subsidiary	Toyota Financial Services Corporation	Equity Direct 100.00%	Concurrent posting of directors	Deposit of funds (Note.3)	234,586 (Note.3)	Deposits received	244,590

Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:

The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc. The balances of trade accounts payable and other receivables include consumption taxes, etc.

Note. 3:	The interest rates of deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)

1. Net assets per common share	3,417.07 yen
2. Net income per common share	581.08 yen

[Significant subsequent events]

Due to parts shortages resulting from the Kumamoto Earthquake that struck Japan’s island of Kyushu in April 2016, production on vehicle assembly lines in Japan was suspended in stages starting on April 18, 2016 and production has been restarted in stages starting on April 25. It is uncertain how this suspension will affect Toyota’s financial results.

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2016

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Kazuhiko Tomoda

Certified Public Accountant

Designated and Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated and Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated and Engagement Partner

Junji Ichihara

Certified Public Accountant

Designated and Engagement Partner

We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of shareholders’ equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2015 to March 31, 2016.

Management’s Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as applied mutatis mutandis pursuant to Article 120-3 (3) of said Rules that allow the partial omission of the disclosure items required by U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the consolidated financial statements, whether due to fraud or error. In making the risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the above consolidated financial statements prepared by partially omitting the disclosure items required by U.S. generally accepted accounting principles in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as applied mutatis mutandis pursuant to Article 120-3 (3) of said Rules present fairly, in all material respects, the financial position and the results of operations of the corporate group which consists of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for reader’s convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2016

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Kazuhiko Tomoda

Certified Public Accountant

Designated and Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated and Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated and Engagement Partner

Junji Ichihara

Certified Public Accountant

Designated and Engagement Partner

We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheets, the unconsolidated statements of income, the unconsolidated statements of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 112th fiscal year from April 1, 2015 to March 31, 2016.

Management’s Responsibility for the unconsolidated financial statements and the supplementary schedules:

Management is responsible for the preparation and fair presentation of the unconsolidated financial statements, and the supplementary schedules in accordance with Japanese generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the unconsolidated financial statements, and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility:

Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the unconsolidated financial statements and the supplementary schedules are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the unconsolidated financial statements and the supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the unconsolidated financial statements and the supplementary schedules, whether due to fraud or error. In making the risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the unconsolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the unconsolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with Japanese generally accepted accounting principles.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for readers’ convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Audit & Supervisory Board’s Report (Certified Copy)

Audit Report

The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2016 extending from April 1, 2015 through March 31, 2016, and reports as follows.

1.	Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board

(1)	Auditing method of the Audit & Supervisory Board

The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Methods and contents of Audit by the Audit & Supervisory Board Members

1)

Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed.

2)

Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders’ equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.

2.	Results of Audit

(1)	Audit results concerning the business report and others

1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.

2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the execution of duties by Members of the Board of Directors.

3)

Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules

The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

(3)	Audit results of consolidated financial statements

The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

May 10, 2016

Audit & Supervisory Board of Toyota Motor Corporation

Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa	Outside Audit & Supervisory Board Member	Yoko Wake
Full-time Audit & Supervisory Board Member	Masahiro Kato	Outside Audit & Supervisory Board Member	Teisuke Kitayama
Full-time Audit & Supervisory Board Member	Yoshiyuki Kagawa	Outside Audit & Supervisory Board Member	Hiroshi Ozu

Toyota Q&A

Q1. What aspirations do you bring to the quest to build “ever-better cars?”

A1. This sentiment can be traced to the words of Akio Toyoda, spoken upon his appointment as President of Toyota Motor Corporation seven years ago. He urged everyone at Toyota to go all out to build “ever-better cars.” At first, this statement caused considerable consternation within the company. Some employees wondered what exactly President Toyoda meant by “ever-better cars,” while others said it would be difficult to proceed without mention of the particular specs he had in mind. Seven years later, however, we hear few if any such comments. This is because the goal of “building ever-better cars” has become an unshakable axis of Toyota’s corporate activities.

[Employee Comments]

•

“I strive to clearly grasp the true expectations of our customers, then press forward in the quest to build cars that exceed those expectations and trigger reactions of surprise when released on the marketplace.”

•

“Simply claiming that products are safe because the data says so is meaningless without supplying true peace of mind. Likewise, linking good performance to the data provided has no significance without actually sensing such quality when driving the vehicle. We continue the mission to build ever-better cars supported by far more than just data.”

•

“Above all else, developing a true fondness for the cars. This can refer to the driving, the design, the history – even just one part of the overall equation is fine. Then, devote consideration to what areas to enhance to approach the image of the cars personally embraced. Such “fondness” will provide the motivation to take all possible steps to build the cars being envisioned.”

•

“Whatever work is being performed, there are always links to cars. Those tasks in turn connect to the customers, even if they cannot be seen directly. In that sense, I remain devoted to attaining ever greater heights of perfection in each and every aspect of the workmanship.”

•

“Building ever-better cars demands effective human resource development. My goal is to collaborate as a team in raising the levels of knowledge and skills, and building outstanding cars that satisfy our customers.”

•

“There are no limits to what we can achieve in cars, and I will do everything in my capacity toward that end. What cannot be realized will be passed on as themes to the next generation, carrying on the pursuit of ever-bigger dreams.”

Q2. Please explain “Toyota New Global Architecture” in easier to understand terms.

A2. Simply stated, TNGA refers to the initiative to revise the approach to car manufacturing at Toyota from scratch, in pursuit of the goals of “Vehicle designs that generate the desire to own the cars at first sight,” and “Driving performance that inspires customers to want to always drive the cars after their first ride.”

More specifically, this involves revamping the vehicle frame and lowering the center of gravity, as well as sweeping improvements in the performance of basic parts linked to “driving,” “turning” and “stopping.”

Along with that, based on our medium- to long-term product lineup vision, plans are being advanced to expand common use of basic parts and units between models, and other steps to promote greater efficiency and cost cutting. This is not limited to the planning and design stages, but likewise extends to parts procurement, manufacturing and all other aspects of car building. The resources accrued through this progress will be strategically reinvested to further raise the strength of Toyota products. Under the TNGA vision, we have embarked upon the work of putting this cycle into place.

Q3. What specific steps are you taking to meet the challenges of the future?

A3. Toyota is taking steady steps to meet all challenges that lie ahead. This includes the mission to realize a “hydrogen society” that began with the marketing of our “MIRAI” model, the introduction of driving support systems and other initiatives aimed at building a “society where everyone can enjoy safe, smooth and liberated mobility.”

This January, we established the Toyota Research Institute Inc. – a facility positioned to advance cutting edge research and development into artificial intelligence technology. Besides supporting the evolution of self-driving technology, we have high hopes for the role of artificial intelligence in exceeding the realm of mobility to contribute to improving people’s lifestyles, and building a more functional and fulfilling society in general.

At Toyota, we will continue to take the lead in meeting all challenges, working to begin the work of building an “even safer, more enjoyable and hope-filled world” over the coming 100 years.

Q4. Please discuss your decision to become a partner in the Paralympics, in addition to the Olympics.

A4. Toyota concluded partner agreements in March of last year with the International Olympic Committee, in November with the International Paralympic Committee, and this January with Special Olympics Nippon (an organization active in supplying persons with mental disabilities opportunities to participate in sports and compete in athletic events).

At Toyota, we fully subscribe to the Paralympic mission statement of “Realizing a society with participation by all,” and the keynote creed of the Special Olympics of “Promoting a society rooted in respect for diversity.” Based on this platform, we pledge to rise to all challenges in helping to realize “freedom of transportation” for all people, while energetically supporting efforts to extend the “excitement of sports.”